AEM SPA

SEC MAIL PROCESSING
RECEIVED
OCT 25 2007
WASH. D.C. 186 SECTION

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/218/2007/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

[redacted]

BY COURIER

07027545

October 22, 2007

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00 39 02 7720-3089, should you have any questions.

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

Very truly yours,

Maria Angela Nardone
Company Secretary

dw 10/29

Encl.

Cod. 5968117 - 6/2003

AEM SPA

PRESS RELEASE

The AEM extraordinary meeting approves the AEM/AMSA and AEM/ASM mergers

Milan, 22 October 2007 – The AEM shareholders' meeting approved, in extraordinary session, the merger projects for the incorporation of AMSA S.p.A. into AEM S.p.A. and ASM Brescia S.p.A. into AEM S.p.A. under the same terms approved by the AEM Board of Directors on 25 June 2007 and already communicated to the public.

The Meeting has therefore approved:

- with regard to the AEM/AMSA merger, an increase of capital according to the share exchange, for 50,494,605.20 Euros, with the issuing of 97,105,010 AEM ordinary shares with a nominal value of 0.52 Euros to be allotted to the Municipality of Milan, as the single shareholder of the merged AMSA, in the proportion of the exchange ratio of no. 10.07 AEM shares for every AMSA ordinary share with a nominal value of 5.41 Euros; and
- with regard to the AEM/ASM merger, an increase of the share capital according to the share exchange for a maximum of 642,591,490.84 Euros, with the issuing of a maximum of 1,235,752,867 AEM ordinary shares with a nominal value of 0.52 Euros, to be allotted to the ASM shareholders in proportion to the exchange ratio of no. 1.60 AEM ordinary shares for every no. 1 ASM ordinary share (in other words, no. 8 newly issued AEM ordinary shares with a nominal value of 0.52 Euros each for every no. 5 ASM ordinary shares with a nominal value of 1.00 Euro each). The number of newly issued AEM shares will vary depending on the number of own shares held by ASM, that will be cancelled and not exchanged, on the date the merger comes into effect. As is common knowledge, the determination of the exchange ratio takes into account the ordinary dividends already deliberated and paid by the respective companies, and the distribution, by ASM, of an extraordinary dividend equal to 0.11 Euros for every ASM share (for a total sum of approximately 85 million Euros) that will be paid to its shareholders before the date the merger comes into effect and subject to the signing of the relative merger deed.

The Meeting also approved the new by-laws text that provides for, among other things, the adoption of the dualistic control and administration system, the transfer of the registered office to Brescia and the new name of the post-merger company, which will be "A2A" S.p.A.. The shortness and clarity of the name reflects the soundness of the values that ASM and AEM have always been known for: firm roots in the territory and the attention to market expectations, which will also continue to be distinctive characteristics of the post-merger company.

With the exception of the new company name, which will come into force on the date the AEM/ASM merger becomes effective, the new by-laws will come into effect on the date of the A2A meeting for the appointment of the first Supervisory Board. This meeting will be called as soon as possible, taking

into account the time required in order to allow the shareholders to submit the lists in accordance with the provisions of the new by-laws.

The companies taking part in the merger intend to pursue the objective of making both mergers effective on 1 January 2008.

The operation depends, among other things, upon Consob's confirmation that there are no obligations of take-over bid, upon the fulfilment of the merging of AMSA into AEM and the attainment of the necessary antitrust authorizations. As regards the latter, on 27 September 2007 the mergers were communicated to the Autorità Garante della Concorrenza e del Mercato (Competition and Market Authority). On 12 October 2007 this Authority requested additional information, which the companies are arranging to integrate.

AEM and ASM reserve the right to withdraw from the operation should circumstances or facts arise or be established in relation to the financial position and/or income prospects of one of the parties, unknown to the other party on the date the signing of the Frame Agreement between AEM and ASM on 4 June, capable of having negative repercussions, in a serious and unforeseeable way, on the exchange ratio.

For a more detailed description of the terms of both the mergers and for all further information on the governance system that will be adopted by A2A, refer to the information paper and other documents submitted and made public at the registered office of AEM , Borsa Italiana S.p.A. and the web site www.aem.it

A2A will position itself as a leader operator in Italy among the *local utilities*, heavily integrated along the industrial productive chain and on a scale of European significance, able to seize the opportunities offered by a context undergoing consolidation and characterized by the progressive opening up to competition.

As indicated in the information paper, at 2006, on a pro-forma basis, A2A represents a group with revenues of 9.6 billion Euros and a gross operating margin of 1.8 billion Euros, active in the electricity, gas and heat sectors, as well as the integrated water cycle and environmental services sectors, confirming its multi-service vocation and orientation towards energy saving and sustainable development from the perspective of the continuous improvement of services offered to the population.

A2A will have a leadership role at national level for environmental services - with 2.9 million tonnes of disposed of/treated waste in 2006 and significantly well-equipped plants that use innovative technologies – as well as in the district heating sector, where it will come first place with 1.5 TWht of heat sold in 2006.

The Municipalities of Milan and Brescia, according to what was communicated to the public, signed a shareholders' agreement (voting trust) on 5 October 2007 to ensure strategic unity and consistency for A2A. The Municipalities will have joint control of A2A and will hold, on equal terms, a total shareholding of approximately 55% of the share capital.

For further information:
Media Relations – AEM S.p.A. - Biagio Longo Tel. (39) 027720.4582/7720.4582
Investors Relations – AEM S.p.A. - Tel. (39) 02 7720.3879 ir@aem.it
www.aem.it

END